

October 7, 2010

Ms. Denise Houghtaling, President
MAJIC Wheels Corp.
7908 Interstate Court
North Ft Myers, Florida 33917

> **Re: MAJIC Wheels Corp.**
> **Form 10-K for the year ended December 31, 2009**
> **File No. 000-53110**

Dear Ms. Houghtaling:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2009
Item 8A(T) Controls and Procedures, page 14

1. We have reviewed the evaluation of your internal control over financial reporting, as required by Exchange Act Rules 13a-15 and 15d-15, to determine whether you provided an assessment and a conclusion as to the effectiveness of your internal control over financial reporting, as required by Item 308T(a) of Regulations S-K. While it appears that you have conducted an evaluation of internal control over financial reporting, it does not appear that you have disclosed your conclusion as required by Item 308T(a)(3) of Regulation S-K. Please amend your filing to provide management's conclusion as to the effectiveness of your internal control over financial reporting.

2. In addition, please consider whether management's failure to provide the disclosure required by Item 308T(a)(3) impacts its conclusions regarding the effectiveness of your disclosure controls and procedures *as of the end of the fiscal year* and revise your disclosure as appropriate.

Report on Form 8-K dated July 23, 2010

3. We note from our review of your Form 8-K as filed on July 27, 2010, that it appears you entered into a significant transaction on July 20, 2010 which resulted in a change in ownership of the company. Further, we note that on July 23, 2010, you filed your second quarter Form 10-Q, which made no mention of this transaction. Based upon the timing of the events, it appears you should have reasonably known about this transaction at the time your Form 10-Q was filed, and disclosed such transaction as a subsequent event. As the transaction appears significant, please revise and amend your Form 10-Q to include disclosure of this subsequent event, including the related accounting treatment for the transaction, or advise as to why you believe such disclosure is unnecessary.

4. Furthermore, based on our review of your Form 8-K filed on July 27, 2010, it appears that the transactions that occurred on July 20, 2010 resulted in a change in the control of the Company and its operations and presumably may be accounted for as a reverse acquisition transaction in which Baja 4x4 Offroad & Fabrications Inc. is the accounting acquirer. If so, please tell us why the Company has not filed a report on Form 8-K which includes audited financial statements and pro forma financial information pursuant to the guidance in Items 2.01 and 9.01 of Form 8-K. Please note that the information to be provided in the Form 8-K should be consistent with that which would be required if the registrant were filing a general form for registration of securities under Form 10 and is required to be filed within four business days of the completion of the transaction. Please advise or revise as appropriate.

Schedule 14C as filed on August 4, 2010

5. In addition, we note from the Schedule 14C filed on August 4, 2010 that the Company has entered into a letter of intent dated July 27, 2010 with Marks Dumpster Services Inc. under which the Company will acquire 100% of the issued and outstanding shares of Marks Dumpsters Inc. for 500,000,000 shares of the Company. Please tell us your planned accounting treatment for this transaction and the basis or rationale for the planned treatment to be used. As part of your response, you should also indicate whether the closing date for this transaction has occurred and indicate whether you will be filing a report on Form 8-K which includes audited financial statements and pro forma financial information for the acquisition transaction pursuant to Items 2.01 and 9.01 of Form 8-K. We may have further comment upon review of your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristin Shifflett at (202) 551-3381 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief